March 12, 2026

Shuang Wu
Chief Executive Officer
WORK Medical Technology Group LTD
Floor 23, No. 2 Tonghuinan Road
Xiaoshan District , Hangzhou City , Zhejiang Province
The People   s Republic of China

       Re: WORK Medical Technology Group LTD
           20-F filed January 30, 2026 File No. 001-42256
Dear Shuang Wu:

        We have reviewed your filing and have the following comment. Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to this letter, we may have additional comments.

Form 20-F filed January 30, 2026
Item 19, page 155

1. Please revise the accountant's consent in Exhibit 15.2 to include the complete file number of the Form F-3. Also, please include a consent that covers the audit report on your September 30, 2025 financial statements. See the guidance in Item 6 of Form F-3.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. Please contact Al Pavot at 202-551-3738 or Terence O'Brien at 202-551-3355
if you have any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Industrial Applications and Services